Master Tax-Exempt Trust
File Number: 811-21301
CIK Number: 1186243
For the Period Ending: 09/30/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Inc., for the six months ended September 30, 2003.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date
04/21/2003	$5,290	Chicago Illinois	1.17%	01/01/2015
04/22/2003	10,000	Cal Hsg Fin Agy Rev/Dly	1.30	02/01/2026
05/14/2003	8,500	Cal Hsg Fin Agy Rev/Dly	1.15	02/01/2033
06/16/2003	12,600	Cal Hsg Fin Agy Rev/Dly	1.02	02/01/2032
06/16/2003	15,500	Cal Hsg Fin Agy Rev/Dly	1.02	02/01/2033
07/10/2003	12,925	Cal Hsg Fin Agy Rev/Dly	1.51	08/01/2032